VATECH

# TELEFAX

02 OCT 10 AM 10:23

SUPPL

| | | | |
|---|---|---|---|
| An: To: | SEC | Datum: Date: | 10.10.2002 |
| Firma: Company: | Security and Exchange Comission | Seiten / Pages; (Incl. this page): | 3 |
| Fax: | 001 202 9429 525 | | |
| Von: From: | Wolfgang Schwaiger | | |
| Abteilung: Department: | Strategie, Kommunikation und Investor Relations | | Tel.: (+43/732) 6986 - 4319<br>Fax: (+43/732) 6980 - 3416<br>E-Mail: wolfgang.schwaiger@vatech.at |
| Betreff: Subject: | **VA Technologie AG – Presseinformation Filing Number 82-3910** | | |

02055359

Sehr geehrte Damen und Herren!

Beiliegend erhalten Sie die heutige Presseaussendung der VA Technologie AG.

Mit freundlichen Grüßen

Dr. Wolfgang Schwaiger
Strategie, Kommunikation und Investor Relations

Tel.Nr. [0043-732] 6986-9222
Fax-Nr. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

PROCESSED
NOV 2 1 2002
THOMSON FINANCIAL

dlw 11/20

VA TECH

**VOEST-ALPINE INDUSTRIEANLAGENBAU**

# PRESS RELEASE

## VAI Proving Competence in Revamping

The JIANGSU SHAGANG GROUP (SHAGANG) of China has purchased Westfalenhütten in Dortmund from Thyssen-Krupp Stahl AG, where roughly 800 Chinese specialists are currently dismantling 250,000 t of plant equipment. On an area the size of roughly 250 soccer pitches, the sinter plant, blast furnaces, steelmaking facilities, continuous casting plant and the rolling mill are being dissembled, and the plant components will be shipped to the Shagang Group in the Yangtse Delta as part of the expansion program of the Shagang Group.

Placing confidence in VOEST-ALPINE INDUSTRIEANLAGENBAU as a modernization and revamping expert, SHAGANG (the largest EAF long products producer in China with roughly 5 million tpy) has awarded VAI revamping contracts to ensure that the expansion program meets all of the technological state-of-the-art requirements and becomes capable of efficiently manufacturing high-quality products.

All contracts have already become effective. The contract periods vary, and startups are scheduled for the period from late 2003 to late 2005.

The VAI Group additionally received the following orders in 2002: a new skin-pass mill for BENXI, a new hot-dip galvanizing plant for PANZHIHUA, the modernization of a continuous-casting plant for TAIYUAN, a 30-ton VOD (secondary metallurgy) plant for XIANGXI CHANGLI and a small-section (bar) mill for TIANJING.

The orders received during the first seven months of the current business year result in total contract value of € 142 million.

++++2002-10-10

**For further information please contact:**
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: 0732/6986-9222, **Fax:** 0732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

## VOEST-ALPINE INDUSTRIEANLAGENBAU

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), a company of the listed VA Technologie AG, is one on the world's leading engineering and plant-building companies for the iron, steel and aluminum industries with a multinational company structure and special focus on technology, automation and services. VAI employs 3,550 people worldwide.

This and other VAI and VA TECH Group press releases are available on the homepages www.vatech.at and www.vai.at or can be individually received via our automatic mailing service.

**For further information please contact:**
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: 0732/6986-9222, **Fax:** 0732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

# TELEFAX

| | | | |
|---|---|---|---|
| An: To: | SEC | Datum: Date: | 10.10.2002 |
| Firma: Company: | Security and Exchange Comission | Seiten / Pages: (incl. this page): | 2 |
| Fax: | 001 202 9429 525 | | |
| Von: From: | Wolfgang Schwaiger | | |
| Abteilung: Department: | Strategie, Kommunikation und Investor Relations | Tel.: (+43/732) 6986 - 4319<br>Fax: (+43/732) 6980 - 3416<br>E-Mail: wolfgang.schwaiger@vatech.at | |
| Betreff: Subject: | **VA Technologie AG – Presseinformation Filing Number 82-3910** | | |

Sehr geehrte Damen und Herren!

Beiliegend erhalten Sie die heutige Presseaussendung der VA Technologie AG.

Mit freundlichen Grüßen

Dr. Wolfgang Schwaiger
Strategie, Kommunikation und Investor Relations

Tel.Nr. [0043-732] 6986-9222
Fax-Nr. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

VATECH

VA Technologie AG

# PRESS RELEASE

## VA TECH: Core businesses fully according to plan

„In the core business of our Group we are fully according to plan. Despite difficult market conditions, business is developing in a satisfactory manner." This was stated today by Erich Becker, CEO of the listed VA Technologie AG after share price declines of the company in the last days.

The restructuring of the Metallurgy Division proceeded satisfactory and will be largely completed by the end of 2002. With a fixed cost reduction of about one quarter we now have a considerably strengthened competitive position. Hydro Power Generation with a service share of approx. 30% continues to develop positively, this includes the generator business in Europe. With the successful implementation of the Joint Venture with Schneider Electric the Transmission & Distribution Division has further strengthened its technology and world market position. The Water Systems Division, which is not a core business of VA TECH, is affected by the market decline in Europe, especially in Germany. The initiated restructuring measures are being vigorously implemented. In the Indian market, which is increasingly gaining importance, we achieve significant contract awards. The Division Infrastructure with electromechanical engineering and services in Central Europe continues to develop to satisfaction.

The Group's free cash flow could be significantly improved in the last quarters, the gearing ratio of 9% as per June 30, 2002 is among the lowest in the industry.

With its mission „sustainable solutions. for a better life." VA TECH as global Technology and Service Company, rigorously focused on core business, is well positioned for the future.

++++2002-10-10

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

**For further information please contact:**
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at